Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2008

C. Patrick Machado
Senior Vice President and
Chief Financial Officer
Medivation, Inc.
55 Hawthorne Street, Suite 610
San Francisco, CA 94105

Re: Medivation, Inc.
       Form 10-KSB for the Fiscal Year Ended December 31, 2006
       Filed February 23, 2007
       File Number: 001-32836

Dear Mr. Machado,

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief